SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Opportunity Funds - Credit Suisse Strategic
Income Fund (the "Fund") was held at One Madison
Avenue, 11th Floor, New York, NY 10010 on
March 14, 2017. The following matter was voted upon by the shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


			FOR		WITHHELD
Laura A. DeFelice	5,405,621	157,129
Mahendra R. Gupta	5,403,869	158,881
John G. Popp		5,405,621	157,129



Total Eligible Shares	9,755,583
Total Shares Voted	5,562,751
% of Shares Voted	57.02%